SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

SHUAA Partners Acquisition Corp I

(Name of Issuer)

Class A ordinary shares, par value $0.0001 per share

(Title of Class of Securities)

G81173 109

(CUSIP Number)

December 31, 2022

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. G81173 109

(1)	NAMES OF REPORTING PERSONS SHUAA SPAC Sponsor I LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(5)	SOLE VOTING POWER 0
	(6)	SHARED VOTING POWER 2,636,250 (1)(2)
	(7)	SOLE DISPOSITIVE POWER 0
	(8)	SHARED DISPOSITIVE POWER 2,636,250 (1)(2)

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,636,250 (1)(2)
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐ Excludes shares beneficially owned by the executive officers and directors of the Reporting Person.
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.4% (3)
(12)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

Reflects 2,636,250 Class A ordinary shares, par value $0.0001 per share (“Class A ordinary shares”), of SHUAA Partners Acquisition Corp I (the “Issuer”) issuable upon conversion of 2,636,250 shares of Class B ordinary shares, par value $0.0001 per share (“Class B ordinary shares” and collectively with the Class A ordinary shares, the “ordinary shares”), that are owned by SHUAA SPAC Sponsor I LLC (“Sponsor”).

(2)

SHUAA SPAC Sponsor I LLC is the record holder of the 2,636,250 Class B ordinary shares reported herein. Mr. Khan, as the Sponsor’s Chief Executive Officer, may be deemed to beneficially own shares held by the Sponsor. Mr. Khan disclaims beneficial ownership of such Class B ordinary shares. Mr. Khan is an employee of SHUAA Capital psc (DFM: SHUAA) and will receive future compensation from SHUAA Capital psc, including bonuses based on the Issuer’s performance.

(3)

The calculation assumes that there are 13,581,250 ordinary shares of the Issuer outstanding, of which 2,716,250 are Class B ordinary shares and 10,865,000 are Class A ordinary shares, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2021.

CUSIP NO. G81173 109

(1)	NAMES OF REPORTING PERSONS Fawad Tariq Khan
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION Ireland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(5)	SOLE VOTING POWER 0
	(6)	SHARED VOTING POWER 2,636,250 (1)(2)
	(7)	SOLE DISPOSITIVE POWER 0
	(8)	SHARED DISPOSITIVE POWER 2,636,250 (1)(2)

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,636,250 (1)(2)
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐ Excludes shares beneficially owned by the executive officers and directors of the Reporting Person.
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.4% (3)
(12)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN, HC

(1)	Reflects 2,636,250 Class A ordinary shares of the Issuer issuable upon conversion of 2,636,250 shares of Class B ordinary shares that are owned by the Sponsor.
(2)

SHUAA SPAC Sponsor I LLC is the record holder of the 2,636,250 Class B ordinary shares reported herein. Mr. Khan, as the Sponsor’s Chief Executive Officer, may be deemed to beneficially own shares held by the Sponsor. Mr. Khan disclaims beneficial ownership of such Class B ordinary shares. Mr. Khan is an employee of SHUAA Capital psc (DFM: SHUAA) and will receive future compensation from SHUAA Capital psc, including bonuses based on the Issuer’s performance.Mr. Khan, as the Sponsor’s Chief Executive Officer, is ultimately in control of the Sponsor’s investment and voting decisions. Mr. Khan does not directly own any Class A ordinary shares, but may be deemed to beneficially own shares held by the Sponsor by reasons of Rule 13d-3 of the Act; Mr. Khan disclaims beneficial ownership of any such shares.

(3)

The calculation assumes that there are 13,581,250 ordinary shares of the Issuer outstanding, of which 2,716,250 are Class B ordinary shares and 10,865,000 are Class A ordinary shares, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2021.

SCHEDULE 13G

Item 1(a).	Name of Issuer:

SHUAA Partners Acquisition Corp I (the “Issuer”)

Item 1(b).	Address of the Issuer’s Principal Executive Offices:

190 Elgin Avenue, George Town, Grand Cayman, Cayman Islands, KY1-9008

Item 2(a).	Name of Person Filing:

This statement is filed by the following, each of whom is referred to herein as a “Reporting Person” and together as the “Reporting Persons”:

(i)	SHUAA SPAC Sponsor I LLC (the “Sponsor”); and

(ii)	Fawad Tariq Khan, who, as the Sponsor’s Chief Executive Officer, may be deemed to beneficially own shares held by the Sponsor.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

For the Reporting Persons: H Hotel Dubai, Offices Tower, Level 15, Office No. 1502, P.O. Box 31045, Dubai, United Arab Emirates.

Item 2(c).	Citizenship:

See responses to Item 4 on each cover page.

Item 2(d).	Title of Class of Securities:

Class A ordinary shares, par value $0.0001 per share (“Class A ordinary shares”).

Item 2(e).	CUSIP Number:

G81173 109

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J).

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240. 13d-1(b)(1)(ii)(J), please specify the type of institution: _____________

Item 4.	Ownership.

(a)	Amount Beneficially Owned:

See response to Item 9 on each cover page.

(b)	Percent of Class:

See response to Item 11 on the cover page.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or direct the vote:

See response to Item 5 on each cover page.

(ii)	Shared power to vote or direct the vote:

See response to Item 6 on each cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See response to Item 7 on each cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See response to Item 8 on each cover page.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

See footnote 2 to the cover page.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certifications

Not Applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2023	SHUAA SPAC SPONSOR I LLC

	By:	/s/ Fawad Tariq Khan
		Name:	Fawad Tariq Khan
		Title:	Chief Executive Officer

Date: February 14, 2023	FAWAD TARIQ KHAN

	By:	/s/ Fawad Tariq Khan
		Name:	Fawad Tariq Khan

EXHIBIT INDEX

99.1.	Joint Filing Agreement, dated as of February 13, 2023